STATEMENT OF INVESTMENTS

Dreyfus Basic California Municipal Money Market Fund

September 30, 2006 (Unaudited)

Short-Term Investments--98.7%	Coupon Rate (%)	Principal Amount ($)	Value ($)
California--97.6%			
ABAG Finance Authority for Non-Profit Corporations, Revenue (Grauer Foundation for Education Project) (LOC; Comerica Bank)	3.76	4,000,000 a	4,000,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.74	4,000,000	4,000,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.47	4,300,000	4,300,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.50	1,500,000	1,500,000
California, GO Notes	4.25	150,000	150,076
California, GO Notes (Various Purpose)	11.00	100,000	101,179
California Community College Financing Authority, GO Notes, TRAN (Insured; FSA)	4.50	150,000	150,847
California Department of Water Resources, Power Supply Revenue (LOC; Bank of America)	3.80	6,000,000 a	6,000,000
California Department of Water Resources, Power Supply Revenue (LOC: California State Teachers Retirement System and The Bank of New York)	3.80	3,800,000 a	3,800,000
California Educational Facilities Authority, Revenue, Refunding (Art Center College of Design) (LOC; Allied Irish Bank)	3.70	4,050,000 a	4,050,000
California Health Facilities Financing Authority, Revenue (Kaiser Permanente)	3.64	1,000,000 a	1,000,000
California Infrastructure and			

Economic Development Bank, IDR (Starter and Alternator Exchange, Inc. Project) (LOC; California State Teachers Retirement System)	3.79	1,100,000 a	1,100,000
California Infrastucture and Economic Development Bank, Revenue (Nature Kist Snacks Project) (LOC; Wells Fargo Bank)	3.79	1,500,000 a	1,500,000
California Pollution Control Financing Authority, PCR (Evergreen Oil Incorporated Project) (LOC; Bank of The West)	3.79	1,000,000 a	1,000,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Corporation) (LOC; JPMorgan Chase Bank)	3.82	11,600,000 a	11,600,000
California Pollution Control Financing Authority, SWDR (Marborg Industries Project) (LOC; Wachovia Bank)	3.76	1,235,000 a	1,235,000
California Pollution Control Financing Authority, SWDR (Marborg Industries Project) (LOC; Wachovia Bank)	3.76	1,500,000 a	1,500,000
California Pollution Control Financing Authority, SWDR (Sierra Pacific Industries Project) (LOC; Wells Fargo Bank)	3.76	1,000,000 a	1,000,000
California State University, Trustees, Housing System Revenue (Insured; FGIC)	4.75	100,000	100,068
California Statewide Communities Development Authority, MFHR (Copeland Creek Apartments) (Liquidity Facility; Goldman Sachs Group Inc. and LOC; Goldman Sachs Group Inc.)	3.84	1,000,000 a,b	1,000,000
California Statewide Communities Development Authority, MFHR (Vista Montana Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.84	2,460,000 a,b	2,460,000
California Statewide Communities Development Authority, Multifamily Revenue (Varenna Assisted Living Apartments Project) (LOC; HSH Nordbank)	3.70	1,000,000 a	1,000,000
California Statewide Communities Development Authority, Revenue			

(Kaiser Permanente)	3.68	3,200,000 a	3,200,000
California Statewide Communities Development Authority, Revenue, Refunding (University Retirement Community at Davis Project) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.86	3,260,000 a	3,260,000
Chaffey Community College District, GO Notes (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.77	3,000,000 a,b	3,000,000
Conejo Valley Unified School District, GO Notes, TRAN	4.25	1,090,000	1,094,187
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.80	1,160,000 a,b	1,160,000
Goldman Sachs Pool Trust, Revenue (Liquidity Facility; Goldman Sachs Group and LOC; IXIS Corporate and Investment Bank)	3.84	4,000,000 a,b	4,000,000
Hughson Unified School District, GO Notes (Insured; FSA)	10.00	120,000	126,073
Long Beach, Harbor Revenue	5.50	420,000	424,563
Long Beach, Harbor Revenue, Refunding (Insured; MBIA)	5.00	120,000	120,793
Los Angeles, Wastewater System Revenue, Refunding (Insured; FGIC and Liquidity Facility; FGIC)	3.63	3,000,000 a	3,000,000
Los Angeles Community Redevelopment Agency, Grand Central Square Qualified Redevelopment Revenue, Refunding (Insured; AMBAC)	3.75	100,000	99,955
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Calko Steel Incorporated Project) (LOC; Comerica Bank)	3.79	2,150,000 a	2,150,000
North Orange County, Regional Occupational Program, COP (Educational Center Funding Program) (Insured; Assured Guaranty and Liquidity Facility; Dexia Credit Locale)	3.63	2,950,000 a	2,950,000
Oakland, COP (Capital Equipment Project) (LOC; Landesbank			

Hessen-Thuringen Girozentrale)	3.68	2,400,000 a	2,400,000
Orange County,			
Airport Revenue, Refunding			
(Insured; MBIA)	6	100,000	101,561
Oxnard Financing Authority,			
Solid Waste Revenue, Refunding			
(Insured; AMBAC)	4.00	600,000	600,569
Palomar Pomerado Health			
(Insured; AMBAC and Liquidity			
Facility; Merrill Lynch)	3.77	7,540,000 a,b	7,540,000
Sacramento County,			
GO Notes, TRAN	4.50	130,000	130,784
San Diego,			
Water Utility Fund Net System			
Revenue (Certificates of			
Undivided Interest) (Insured;			
FGIC and Liquidity Facility;			
Citibank NA)	3.76	5,000,000 a,b	5,000,000
Solano County,			
COP (Capital Improvement			
Program) (Insured; AMBAC)	4.25	100,000	100,070
Stockton Community Facilities			
District, Special Tax Revenue			
(Arch Road East Community			
Facilities District Number			
99-02) (LOC; Wells Fargo Bank)	3.63	700,000 a	700,000
Union,			
MFHR, Refunding (Mission			
Sierra Apartments) (Insured; FNMA)	3.59	1,200,000 a	1,200,000
University of California,			
College and University Revenue			
(Putters Program) (Insured;			
MBIA and Liquidity Facility;			
PB Finance Inc.)	3.78	995,000 a,b	995,000
Vallejo,			
Water Revenue, COP (LOC; KBC			
Bank)	3.68	2,000,000 a	2,000,000
West Covina Public Financing			
Authority, LR, Refunding			
(Public Facilities Project)			
(LOC; California State			
Teachers Retirement System)	3.67	2,695,000 a	2,695,000
U.S. Related--1.1%			
Guam,			
LOR (Section 30) (Insured; FSA)	5.00	100,000	100,195
Puerto Rico Commonwealth,			
Public Improvement (Insured;			
Assured Guaranty and Liquidity			
Facility; Morgan Stanley Bank)	3.77	1,000,000 a,b	1,000,000
Total Investments (cost $101,695,871)		**98.7%**	**101,695,920**
Cash and Receivables (Net)		**1.3%**	**1,287,969**

Net Assets	100.0%	102,983,889

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, these securities amounted to $26,155,000 or 25.4% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Basic Massachusetts Municipal Money Market Fund

September 30, 2006 (Unaudited)

Short-Term Investments--98.7%	Coupon Rate (%)	Principal Amount ($)	Value ($)
Ayer,			
GO Notes, BAN	4.50	1,150,600	1,156,651
Canton Housing Authority,			
MFHR, Refunding (Canton			
Arboretum Apartments)			
(Insured; FNMA)	3.75	6,665,000 a	6,665,000
Dennis-Yarmouth Regional School			
District, GO Notes, BAN	4.25	3,500,000	3,504,811
Eclipse Funding Trust,			
Revenue (Insured; MBIA and			
Liquidity Facility; U.S. Bank)	3.76	6,000,000 a	6,000,000
Hudson,			
GO Notes, BAN	4.00	2,335,307	2,335,399
Lexington,			
GO Notes, BAN	4.25	2,165,000	2,169,234
Marblehead,			
GO Notes, BAN	4.25	2,226,500	2,238,734
Massachusetts,			
CP (LOC; Bank of Nova Scotia)	3.55	1,500,000	1,500,000
Massachusetts,			
GO, Refunding (Liquidity			
Facility; Landesbank			
Hessen-Thuringen Girozentrale)	3.74	2,850,000 a	2,850,000
Massachusetts Bay Transportation			
Authority, General			
Transportation Systems, GO			
Notes (Liquidity Facility;			
Westdeutsche Landesbank)	3.70	3,500,000 a	3,500,000
Massachusetts Development Finance			
Agency, Revenue (Brandon			
Residential Treatment Center,			
Inc. Project) (LOC; SunTrust			
Bank)	3.74	1,025,000 a	1,025,000
Massachusetts Development Finance			
Agency, Revenue (Dexter School			
Project) (Insured; MBIA and			
Liquidity Facility; Wachovia			
Bank)	3.77	1,000,000 a	1,000,000
Massachusetts Development Finance			
Agency, Revenue (Holy Cross			
College Issue) (Insured; AMBAC			
and Liquidity Facility; Morgan			
Stanley Bank)	3.77	1,600,000 a,b	1,600,000
Massachusetts Development Finance			
Agency, Revenue (Meadowbrook			
School Project) (LOC; Allied			
Irish Banks)	3.74	1,370,000 a	1,370,000
Massachusetts Development Finance			
Agency, Revenue (WGBH			

Educational Foundation Issue) (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	3.75	4,650,000 a	4,650,000
Massachusetts Development Finance Agency, Revenue (Worcester Academy Issue) (LOC; Allied Irish Banks)	3.77	3,000,000 a	3,000,000
Massachusetts Development Finance Agency, Revenue (YOU, Inc.) (LOC; PNC Bank)	3.70	3,200,000 a	3,200,000
Massachusetts Development Finance Agency, SWDR (Newark Group Project) (LOC; JPMorgan Chase Bank)	3.75	1,000,000 a	1,000,000
Massachusetts Health and Educational Facilities Authority, Health Care Facilities Revenue (Hallmark Health System Issue) (Insured; FSA and Liquidity Facility; Bank of America)	3.75	2,700,000 a	2,700,000
Massachusetts Health and Educational Facilities Authority, Health Care Facilities Revenue (Partners Healthcare Systems) (Insured; FSA and Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank)	3.75	2,500,000 a	2,500,000
Massachusetts Health and Educational Facilities Authority, Health Care Facilities Revenue (Partners Healthcare Systems) (Insured; FSA and Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank)	3.75	2,000,000 a	2,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Amherst College Issue)	3.58	1,000,000	1,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Bank of America)	3.80	1,000,000 a	1,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Citizens Bank of Massachusetts)	3.74	2,600,000 a	2,600,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC;			

Royal Bank of Scotland)	3.74	4,520,000 a	4,520,000
Massachusetts Health and Educational Facilities Authority, Revenue (Emmanuel College Issue) (LOC; Allied Irish Banks)	3.70	4,450,000 a	4,450,000
Massachusetts Health and Educational Facilities Authority, Revenue (Peabody Essex Museum Issue) (LOC; Royal Bank of Scotland)	3.70	3,500,000 a	3,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.77	5,380,000 a	5,380,000
Massachusetts Health and Educational Facilities Authority, Revenue (University of Massachusetts Issue) (LOC; Dexia Credit Locale)	3.70	2,500,000 a	2,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Wellesley College Issue)	3.80	4,675,000 a	4,675,000
Massachusetts Health and Educational Facilities Authority, Revenue (Williams College Issue)	3.68	2,600,000 a	2,600,000
Massachusetts Industrial Finance Agency, First Mortgage Revenue (Orchard Cove Inc.) (LOC; Bank of America)	3.76	1,000,000 a	1,000,000
Massachusetts Port Authority, Revenue, CP (Liquidity Facility; Westdeutsche Landesbank)	3.58	5,000,000	5,000,000
Massachusetts Port Authority, Revenue, CP (LOC; Westdeutsche Landesbank)	3.55	5,000,000	5,000,000
Massachusetts School Building Authority, Dedicated Sales Tax Revenue (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	3.77	3,500,000 a,b	3,500,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	3.75	4,200,000 a	4,200,000
Massachussetts Water Resources Authority, Multi-Modal Subordinated General Revenue,			

Refunding (Insured; FGIC and			
Liquidity Facility; Dexia			
Credit Locale)	3.75	1,500,000 a	1,500,000
Raynham,			
GO Notes, BAN	4.35	1,900,000	1,913,141
Southborough,			
GO Notes, BAN	4.25	2,620,000	2,622,863
Winchester,			
GO Notes, BAN	4.40	1,355,249	1,356,181
Woburn,			
GO Notes, BAN	3.75	2,000,000	2,000,186

Total Investments (cost $116,282,200)	**98.7%**	**116,282,200**
Cash and Receivables (Net)	**1.3%**	**1,527,426**
Net Assets	**100.0%**	**117,809,626**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, these securities amounted to $5,100,000 or 4.3% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Basic New York Municipal Money Market Fund

September 30, 2006 (Unaudited)

Short-Term Investments--99.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--97.7%				
ABN AMRO Munitops Certificate Trust, Revenue, Refunding (Cornell University) (Liquidity Facility; ABN-AMRO)	3.77	10/7/06	6,710,000 a,b	6,710,000
Albany Housing Authority, Revenue (Nutgrove Garden Apartments Project) (LOC; Citizens Bank of Massachusetts)	3.77	10/7/06	1,600,000 a	1,600,000
Albany Industrial Development Agency, Civic Facility Revenue (Albany Medical Center Hospital Project) (LOC; Citizens Bank of Rhode Island)	3.73	10/7/06	5,855,000 a	5,855,000
Albany Industrial Development Agency, Civic Facility Revenue (Corning Preserve/Hudson Riverfront Development Project) (LOC; Key Bank)	3.77	10/7/06	1,360,000 a	1,360,000
Auburn Industrial Development Authority, IDR (Fat Tire LLC Project) (LOC; Citizens Bank of Pennsylvania)	3.89	10/7/06	675,000 a	675,000
Binghamton, GO Notes, BAN	4.00	2/2/07	4,400,000	4,406,270
Brewster, GO Notes, BAN	4.80	5/18/07	2,700,000	2,710,723
Burnt Hills-Ballston Lake Central School District, GO Notes, TAN	4.50	7/6/07	1,500,000	1,507,127
Cohoes Industrial Development Agency, Civic Facility Revenue (Columbia Crest Senior Housing Project) (LOC; Key Bank)	3.77	10/7/06	2,780,000 a	2,780,000
Dutchess County Industrial Development Agency, Civic Facility Revenue (Marist College Civic Facility) (LOC; Key Bank)	3.73	10/7/06	3,900,000 a	3,900,000
Dutchess County Industrial Development Agency, Civic Facility Revenue (Marist College Civic Facility) (LOC; The Bank of New York)	3.73	10/7/06	1,900,000 a	1,900,000
East Syracuse-Minoa Central School District, GO Notes, BAN	4.65	7/20/07	1,220,000	1,227,484
Hastings, GO Notes, BAN	4.50	10/26/06	3,800,000	3,801,656

Metropolitan Transportation Authority, Dedicated Tax Fund, Refunding (Insured; XLCA and Liquidity Facility; Citibank NA)	3.74	10/7/06	8,900,000 a	8,900,000
Metropolitan Transportation Authority, Transportation Revenue (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.78	10/7/06	6,800,000 a,b	6,800,000
Metropolitan Transportation Authority, Transportation Revenue (Insured; AMBAC and Liquidity Facility; The Bank of New York)	3.77	10/7/06	5,662,500 a,b	5,662,500
Monroe County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Rochester Project) (LOC; M&T Bank)	3.79	10/7/06	2,500,000 a	2,500,000
Monroe-Woodbury Central School District, GO Notes, BAN	4.50	11/17/06	3,891,200	3,894,286
Nassau County Industrial Development Agency, Civic Facility Revenue (North Shore Hebrew Academy High School Project) (LOC; Comerica Bank)	3.78	10/7/06	6,650,000 a	6,650,000
New York City (Putters Program) (Insured; XLCA and Liquidity Facility; JPMorgan Chase Bank)	3.78	10/7/06	2,955,000 a,b	2,955,000
New York City Housing Development Corporation, Multi-Family Rental Housing Revenue (West 89th Street Development) (Insured; FNMA)	3.75	10/7/06	13,000,000 a	13,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Birch Wathen Lenox School Project) (LOC; Allied Irish Bank)	3.78	10/7/06	2,625,000 a	2,625,000
New York City Industrial Development Agency, Civic Facility Revenue (Ethical Culture Fieldston School Project) (Insured; XLCA and Liquidity Facility; Dexia Credit Locale)	3.74	10/7/06	4,170,000 a	4,170,000
New York City Industrial Development Agency, Civic Facility Revenue (Hewitt School Project) (LOC; Allied Irish Bank)	3.78	10/7/06	1,570,000 a	1,570,000
New York City Industrial Development Agency, Civic				

Facility Revenue (Sephardic Community Youth Center, Inc. Project) (LOC; M&T Bank)	3.79	10/7/06	5,000,000 a	5,000,000
New York City Industrial Development Agency, Civic Facilty Revenue (Spence-Chapin, Services to Families and Children Project) (LOC; Allied Irish Bank)	3.78	10/7/06	4,000,000 a	4,000,000
New York City Industrial Development Agency, Liberty Revenue (FC Hanson Office Associates LLC Project) (LOC; Lloyds TSB Bank PLC)	3.73	10/7/06	9,000,000 a	9,000,000
New York City Municipal Water Finance Authority, CP (Liquidity Facility: Dexia Credit Locale and JPMorgan Chase Bank)	3.52	11/9/06	5,300,000	5,300,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; Dexia Credit Locale)	3.74	10/7/06	12,000,000 a	12,000,000
New York City Transitional Finance Authority, Future Tax Secured Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.87	10/1/06	1,350,000 a	1,350,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Bayerische Landesbank)	3.87	10/1/06	2,510,000 a	2,510,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Royal Bank of Canada)	3.87	10/1/06	1,250,000 a	1,250,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.72	10/7/06	11,900,000 a	11,900,000
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch)	3.80	10/7/06	18,080,000 a,b	18,080,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	3.74	10/7/06	4,500,000 a	4,500,000
New York State Energy Research and Development Authority, Revenue (Consolidated Edison Company of New York, Inc. Project)				

(LOC; Citibank NA)	3.75	10/7/06	9,700,000 a	9,700,000
New York State Housing Finance Agency, Housing Revenue (Rip Van Winkle House) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.79	10/7/06	4,700,000 a	4,700,000
New York State Housing Finance Agency, Revenue (Historic Front Street) (LOC; The Bank of New York)	3.71	10/7/06	5,000,000 a	5,000,000
New York State Housing Finance Agency, Revenue (Hospital for Special Surgery Staff Housing) (LOC; JPMorgan Chase Bank)	3.73	10/7/06	7,400,000 a	7,400,000
New York State Housing Finance Agency, Revenue (Worth Street) (LOC; FNMA)	3.75	10/7/06	12,000,000 a	12,000,000
New York State Urban Development Corporation, Correctional and Youth Facilities Service Contract Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.79	10/7/06	7,375,000 a,b	7,375,000
Newburgh Industrial Development Agency, Civic Facility Revenue (Community Development Properties Dubois Street II, Inc. Project) (LOC; Key Bank)	3.77	10/7/06	6,000,000 a	6,000,000
Onondaga County Industrial Development Agency, Civic Facility Revenue (Onondaga Community College Housing Development Corporation Project) (LOC; Citizens Bank of Massachusetts)	3.73	10/7/06	3,825,000 a	3,825,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Noonan Community Service Corporation Project) (LOC; FHLB)	3.74	10/7/06	2,090,000 a	2,090,000
Patchogue-Medford Union Free School District, GO Notes, TAN	4.50	6/29/07	5,400,000	5,424,708
Pearl River Union Free School District, GO Notes, TAN	4.50	6/28/07	2,300,000	2,310,305
Putnam County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy of Putnam and Southern Dutchess Project) (LOC; Commerce Bank N.A.)	3.79	10/7/06	8,025,000 a	8,025,000
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Rensselaer Polytechic Institute Project)	3.80	10/7/06	3,200,000 a	3,200,000

Saint Lawrence County Industrial Development Agency, Civic Facility Revenue (Canton-Potsdam Hospital Project) (LOC; Key Bank)	3.77	10/7/06	5,382,000 a	5,382,000
Shenendehowa Central School District, GO Notes, BAN	4.50	6/29/07	3,000,000	3,006,630
Spencerport, GO Notes, BAN	4.50	3/1/07	1,495,000	1,500,975
Syracuse, GO Notes, RAN (LOC; Key Bank)	4.13	10/30/06	4,600,000	4,601,816
Tompkins County Industrial Development Agency, Civic Facility Revenue (Tompkins Cortland Community College Foundation, Inc. Project) (LOC; Citizens Bank of Massachusetts)	3.76	10/7/06	3,400,000 a	3,400,000
Tompkins County Industrial Development Agency, Civic Facility Revenue (Tompkins Cortland Community College Foundation, Inc. Project) (LOC; HSBC Bank USA)	3.76	10/7/06	3,775,000 a	3,775,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.81	10/7/06	4,790,000 a,b	4,790,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.77	10/7/06	3,100,000 a	3,100,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Northern Westchester Hospital Association Civic Facility) (LOC; Commerce Bank)	3.77	10/7/06	7,000,000 a	7,000,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.80	10/7/06	8,030,000 a,b	8,030,000

U.S. Related--1.5%

Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Financing Authority, Environmental Control Facilities Revenue (Bristol-Myers Squibb Company

Project)	3.82	10/7/06	4,400,000 a	4,400,000

Total Investments (cost $298,086,480)	**99.2%**	**298,086,480**
Cash and Receivables (Net)	**.8%**	**2,286,192**
Net Assets	**100.0%**	**300,372,672**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, these securities amounted to $60,402,500 or 20.1% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access		**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company		**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes		**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance		**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company		**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty		**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation		**CP**	Commercial Paper
EDR	Economic Development Revenue		**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company		**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank		**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association		**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes		**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association		**GO**	General Obligation
HR	Hospital Revenue		**IDB**	Industrial Development Board
IDC	Industrial Development Corporation		**IDR**	Industrial Development Revenue
LOC	Letter of Credit		**LOR**	Limited Obligation Revenue
LR	Lease Revenue		**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue		**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue		**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates		**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants		**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes		**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue		**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency		**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes		**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes		**XLCA**	XL Capital Assurance